Exhibit 99.1

2014 THIRD QUARTER RESULTS

CNH INDUSTRIAL THIRD QUARTER REVENUES OF $7.7 BILLION,

NET INCOME OF $162 MILLION

FINANCIAL RESULTS UNDER U.S. GAAP(*) (**)

•	Third quarter revenues totaled $7.7 billion ($8.2 billion in Q3 2013). Net sales of Industrial Activities were $7.4 billion in Q3 2014 ($7.9 billion in Q3 2013).

•	Operating profit of Industrial Activities for the quarter was $522 million, down 12.9% compared to Q3 2013, with operating margin at 7.1% (down 0.5 p.p.).

•	Net income was $162 million in Q3 2014, or $0.13 per share. Net income before restructuring and other exceptional items was $214 million (or $0.16 per share), down $63 million compared to Q3 2013.

•

Net industrial debt was $3.9 billion at September 30, 2014 ($3.7 billion at June 30, 2014). Available liquidity totaled $7.9 billion ($7.7 billion at June 30, 2014), after the issuance of a €700 million bond ($881 million) due September 2021.

•	Full year guidance confirmed.

(*)

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with U.S. GAAP, CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use the U.S. dollar as the reporting currency. In addition, as disclosed in the Form 20-F, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The following tables and comments on the financial results of the Company and by segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in a subsequent section of this press release. Prior period results under IFRS, prepared in euro, have been consistently recast into U.S. dollars. A summary outlining the Company’s transition to U.S. GAAP and the U.S. dollar as the reporting currency is available on the Company’s website, www.cnhindustrial.com.

(**)	Refer to the Non-GAAP Financial Information section of this press release for information regarding Non-GAAP financial measures.

CNH INDUSTRIAL
Summary Income Statement ($ million)
	YTD (01.01 to 09.30)					3rd Quarter
2014	2013	Change		2014	2013	Change
24,190	24,546	-1.5%	Revenues	7,739	8,166	-5.2%
621	774	-153	Net income	162	275	-113
773	830	-57	Net income before restructuring and other exceptional items	214	277	-63
627	617	10	Net income attributable to CNH Industrial N.V.	173	223	-50
0.46	0.50	-0.04	Basic EPS ($)	0.13	0.18	-0.05
0.57	0.55	0.02	Basic EPS before restructuring and other exceptional items ($)	0.16	0.18	-0.02
0.46	0.50	-0.04	Diluted EPS ($)	0.13	0.18	-0.05

CNH INDUSTRIAL
Income Statement Data of Industrial Activities(1) ($ million)
	YTD (01.01 to 09.30)					3rd Quarter
2014	2013	Change		2014	2013	Change
23,180	23,665	-2.0%	Net sales of Industrial Activities	7,403	7,872	-6.0%
1,612	1,706	-94	Operating profit of Industrial Activities (2)	522	599	-77
7.0	7.2	-0.2 p.p.	Operating margin of Industrial Activities (%)	7.1	7.6	-0.5 p.p

(1)

Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as corporate functions.

(2)

Operating profit of Industrial Activities is a non-GAAP measure and is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses.

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom

2014 THIRD QUARTER RESULTS

Basildon (UK) – (October 30, 2014) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $7,739 million for the third quarter of 2014, down 5.2% compared to Q3 2013. Net sales of Industrial Activities were $7,403 million in Q3 2014, down 6.0% from Q3 2013. Net sales increases in Construction Equipment and Powertrain were more than offset by declines in Agricultural Equipment, due to challenging trading conditions in the agricultural row crop sector, particularly in NAFTA and LATAM regions, and Commercial Vehicles.

CNH INDUSTRIAL
Revenues by Segment ($ million)
	YTD (01.01 to 09.30)					3rd Quarter
2014	2013	% change		2014	2013	% change
11,801	12,621	-6.5	Agricultural Equipment	3,659	4,138	-11.6
2,546	2,426	4.9	Construction Equipment	841	733	14.7
7,534	7,727	-2.5	Commercial Vehicles	2,522	2,688	-6.2
3,476	3,081	12.8	Powertrain	1,025	1,007	1.8
(2,177)	(2,190)	-	Eliminations and other	(644)	(694)	-
23,180	23,665	-2.0	Total Industrial Activities	7,403	7,872	-6.0
1,363	1,247	9.3	Financial Services	455	416	9.4
(353)	(366)	-	Eliminations and other	(119)	(122)	-
24,190	24,546	-1.5	Total	7,739	8,166	-5.2

Operating profit of Industrial Activities was $522 million in Q3 2014, a 12.9% decrease compared to Q3 2013, with an operating margin for the third quarter of 7.1%, down 0.5 p.p. from Q3 2013. Operating profit improved in Construction Equipment, Powertrain and Commercial Vehicles in the quarter. Construction Equipment benefitted from improved trading conditions in the NAFTA and EMEA regions, positive price realization, and actions from the Company’s Efficiency Program. Positive performance in EMEA for Commercial Vehicles was partially offset by the negative effects of challenging trading conditions in LATAM, due to a significant decline in market demand. In Agricultural Equipment, lower unit volume with a negative product mix in the row crop sector, and increased manufacturing costs as a result of cuts in production run rates, were partially offset by positive net price realization during the quarter.

CNH INDUSTRIAL
Operating profit/(loss) by Segment (1) ($ million)
		YTD (01.01 to 09.30)					3rd Quarter
	2014	2013	Change		2014	2013	Change
	1,529	1,696	-167	Agricultural Equipment	433	582	-149
	70	(44)	114	Construction Equipment	39	(31)	70
	(71)	(24)	-47	Commercial Vehicles	20	15	5
	157	118	39	Powertrain	59	50	9
	(73)	(40)	-33	Eliminations and other	(29)	(17)	-12
	1,612	1,706	-94	Total Industrial Activities	522	599	-77
	407	399	8	Financial Services	121	117	4
	(255)	(242)	-13	Eliminations and other	(81)	(85)	4
	1,764	1,863	-99	Total	562	631	-69
(1)

Operating profit of Industrial Activities (a non-GAAP measure) is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating profit of

Financial Services (a non-GAAP measure) is defined as revenues less selling, general and administrative expenses, interest expense and certain other operating expenses.

2014 THIRD QUARTER RESULTS

CNH INDUSTRIAL
Reconciliation of Operating Profit to Net Income ($ million)
YTD (01.01 to 09.30)			3rd Quarter

2014	2013		2014	2013
1,764	1,863	Total Operating Profit	562	631
98	32	Restructuring expenses	56	3
449	382	Interest expenses of Industrial Activities, net of interest income and eliminations	150	128
(254)	(222)	Other, net	(97)	(65)
963	1,227	Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	259	435
408	541	Income taxes	107	182
66	88	Equity in income of unconsolidated subsidiaries and affiliates	10	22
621	774	Net income	162	275

Restructuring expenses totaled $56 million, compared to $3 million for Q3 2013, as part of the Efficiency Program announced in July 2014. Agricultural Equipment recorded $28 million primarily due to the closure of a 60% owned joint venture in China. Commercial Vehicles recorded $22 million mainly due to actions to reduce selling, general and administrative (“SG&A”) expenses and business support costs as a result of the transition to CNH Industrial’s regional structure. Construction Equipment recorded $6 million mainly due to the re-positioning of the Case and New Holland brand offerings and the consequent alignment of their dealer networks.

Interest expense, net totaled $150 million for the quarter, $22 million higher than Q3 2013, primarily due to an increase in average net industrial debt, partially offset by more favorable interest rates.

Other, net was a charge of $97 million for the quarter ($65 million for Q3 2013). The increase of $32 million was mainly due to higher foreign exchange losses, which included an $8 million pre-tax charge for the re-measurement of Venezuelan assets denominated in bolivares.

Income taxes totaled $107 million, representing an effective tax rate of 41.3% for the quarter, substantially in line with Q3 2013 (effective tax rate of 41.8%). The Company’s effective tax rate for the year is still expected to be in the range of 40% to 44% due to the inability to recognize the tax benefit of losses in certain jurisdictions.

Equity in income of unconsolidated subsidiaries and affiliates totaled $10 million for the quarter ($22 million for Q3 2013). The decrease was mainly due to lower results from APAC joint ventures, primarily as a result of lower industry volumes in China.

Net income of Financial Services was $75 million for the quarter compared to $65 million for Q3 2013, mainly as a result of higher average portfolio value and lower income taxes, partially offset by higher provisions for credit losses.

Consolidated net income was $162 million for the quarter ($275 million for Q3 2013). Net income attributable to CNH Industrial N.V. was $173 million for the quarter ($223 million for Q3 2013), or $0.13 per share ($0.18 for Q3 2013), and was positively impacted by losses attributed to minority interest holder related to the closure of the joint venture in China. Net income before restructuring and other exceptional items (a non-GAAP measure) was $214 million for the quarter ($277 million in Q3 2013).

2014 THIRD QUARTER RESULTS

Net industrial debt of $3.9 billion at September 30, 2014 was $0.2 billion higher than at June 30, 2014, as a slowdown of activity, mainly in Agricultural Equipment and Commercial Vehicles, resulted in a $0.6 billion reduction in payables at the end of the quarter. Currency translation differences on euro-denominated debt positively affected net industrial debt by $0.4 billion.

Available liquidity at September 30, 2014 was $7.9 billion, inclusive of $2.5 billion in undrawn committed facilities ($2.3 billion at June 30, 2014), compared to $7.7 billion at June 30, 2014. The increase is mainly attributable to the proceeds from the €700 million bond issued by CNH Industrial Finance Europe S.A., due September 2021, with a fixed rate coupon of 2.875%, partially offset by cash utilized in operating activities and by negative currency translation differences.

2014 U.S. GAAP Guidance

Despite challenging trading condition in the agricultural row crop sector, particularly in NAFTA, and the generally depressed markets in LATAM in agricultural equipment and commercial vehicles, CNH Industrial is confirming its 2014 U.S. GAAP guidance as follows:

•	Net sales of Industrial Activities at approximately $32 billion;

•	Operating profit of Industrial Activities between $2.1 billion and $2.2 billion, with margin between 6.5% and 6.9%;

•	Net industrial debt between $2.2 billion and $2.1 billion at the end of 2014;

•	Consolidated net income before restructuring between $0.9 billion and $1.0 billion, with earnings per share before restructuring between $0.69 and $0.74.

2015 U.S. GAAP Outlook

Full year 2014 operating profit to be held in 2015. Improved profitability in Commercial Vehicles and Construction Equipment, coupled with productivity actions and structural cost improvement measures from the Company’s Efficiency Program are expected to offset projected challenging conditions in the row crop sector of the agricultural business.

Segment Commentary

CNH Industrial expects that trading conditions in Agricultural Equipment will remain challenging through 2015, largely concentrated in the harvesting and high horsepower row crop sectors in the NAFTA and LATAM regions. The Company has already begun to take actions in 2014 to align its cost structure and its inventory positions to protect segment margins in this portion of the business. Despite the headwinds in the row crop sector of the agricultural industry as a result of declines in commodity prices, the Company is forecasting that reduced input costs will continue to benefit the livestock and dairy sectors of the agricultural industry through 2015.

In the commercial vehicle segment, the EMEA and LATAM regions are forecast to be flat in unit volume overall, and for trading conditions to remain challenging. Actions taken in the Company’s Efficiency Program to reduce its cost structure, as well as improved manufacturing productivity and reduced Euro VI related launch costs will contribute to improved year over year segment profitability in 2015.

2014 THIRD QUARTER RESULTS

In Construction Equipment, the Company expects to continue to improve profitability in 2015 on the back of improved trading conditions in NAFTA and EMEA, and the full year realization of the Company Efficiency Program begun in 2014.

Powertrain activities expect the headwind of reduced volume demand in Agricultural Equipment will be offset by increased third party sales and manufacturing productivity improvements.

2014 THIRD QUARTER RESULTS

CNH INDUSTRIAL
Key Balance Sheet data ($ million)
	09.30.2014	06.30.2014	12.31.2013
Total assets	53,873	55,542	53,843
Total equity	5,266	5,144	4,955
Equity attributable to CNH Industrial N.V.	5,226	5,088	4,901

CNH INDUSTRIAL
Net debt ($ million)
	09.30.2014	06.30.2014	12.31.2013
Total debt (1)	(30,833)	(31,339)	(29,866)
- Asset-backed financing	(13,781)	(14,312)	(14,712)
- Other debt	(17,052)	(17,027)	(15,154)
Derivative hedging debt	32	41	44
Cash and cash equivalents	4,615	4,615	5,567
Restricted cash	802	751	922
Net debt	(25,384)	(25,932)	(23,333)
Industrial Activities	(3,935)	(3,692)	(2,214)
Financial Services	(21,449)	(22,240)	(21,119)

Cash, cash equivalents and restricted cash	5,417	5,366	6,489
Undrawn committed facilities	2,458	2,285	2,224
Available liquidity	7,875	7,651	8,713
(1) Inclusive of adjustments to fair value hedges.

CNH INDUSTRIAL
Change in Net Industrial Debt ($ million)
YTD (01.01 to 09.30)			3rd Quarter
2014	2013		2014	2013
(2,214)	(1,961)	Net industrial (debt)/cash at beginning of period	(3,692)	(3,049)
621	774	Net income	162	275
552	508	Amortization and depreciation (*)	194	162
(36)	165	Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	(123)	(74)
(2,481)	(1,664)	Change in working capital	(737)	(371)
(588)	(644)	Investments in property, plant and equipment, and intangible assets (*)	(246)	(244)
77	(27)	Other changes	53	53
(1,855)	(888)	Net industrial cash flow	(697)	(199)
(366)	(370)	Capital increases and dividends	7	(2)
500	(143)	Currency translation differences	447	(112)
(1,721)	(1,401)	Change in Net industrial debt	(243)	(313)
(3,935)	(3,362)	Net industrial (debt)/cash at end of period	(3,935)	(3,362)
(*) Excluding assets sold under buy-back commitments and assets under operating lease.

2014 THIRD QUARTER RESULTS

Agricultural Equipment

AGRICULTURAL EQUIPMENT
Net sales & Operating profit/(loss) ($ million)
YTD (01.01 to 09.30)				3rd Quarter
2014	2013	Change		2014	2013	Change
11,801	12,621	-6.5%	Net sales	3,659	4,138	-11.6%
1,529	1,696	-167	Operating profit	433	582	-149
13.0	13.4	-0.4 p.p.	Operating margin (%)	11.8	14.1	-2.3 p.p.

Net sales for Agricultural Equipment were $3,659 million for the quarter, down 11.6% from Q3 2013, driven by lower volumes and less favorable product mix, partially offset by positive net pricing. The geographic distribution of net sales for the period was 46% NAFTA, 27% EMEA, 15% LATAM and 12% APAC.

Worldwide agricultural equipment industry unit sales were down during the third quarter of 2014, with global demand for tractors down 1% and combines down 22%. In NAFTA, tractor demand was up 10%, largely concentrated in the lower horsepower segment (under 140 hp) on improved demand in the dairy & livestock and hay & forage sectors, while combines were down 23%. In EMEA, tractor and combine markets were down 7% and 24%, respectively. LATAM tractor and combine markets decreased 10% and 16%, respectively. In APAC, demand decreased 2% for tractors and 23% for combines.

Agricultural Equipment’s worldwide market share performance was flat for tractors with decreased market share in NAFTA and EMEA offset by an increase in APAC. Combine market share decreased in all markets except for LATAM.

Production of Agricultural Equipment was 10% above retail sales for the quarter as lower retail sales across all regions more than offset the slowdown in production (down 6% vs. last year and down 12% vs. Q2 2014). The Company expects to significantly under-produce retail demand in the last quarter of the year.

Agricultural Equipment’s operating profit was $433 million for the quarter ($582 million in Q3 2013). Operating margin was 11.8% (14.1% in Q3 2013), with negative volume and mix (primarily for high horsepower tractors and combines in NAFTA) and increased manufacturing costs being partially offset by net price realization.

In September the Company announced the definitive agreement to acquire substantially all of the assets of precision spraying equipment manufacturer Miller-St. Nazianz, Inc. These assets will become part of the New Holland brand, providing a strong platform to grow the self-propelled sprayer business on a global scale. The agreement is subject to customary closing conditions, with the goal of closing before the end of the year.

2014 THIRD QUARTER RESULTS

Construction Equipment

CONSTRUCTION EQUIPMENT
Net sales & Operating profit/(loss) ($ million)
YTD (01.01 to 09.30)				3rd Quarter
2014	2013	Change		2014	2013	Change
2,546	2,426	4.9%	Net sales	841	733	14.7%
70	(44)	114	Operating profit/(loss)	39	(31)	70
2.7	(1.8)	4.5 p.p.	Operating margin (%)	4.6	(4.2)	8.8 p.p.

Net sales for Construction Equipment were $841 million for the quarter, up 14.7%, with increases in all regions, especially NAFTA. The geographic distribution of net sales for the period was 44% NAFTA, 19% EMEA, 28% LATAM and 9% APAC.

In the third quarter of 2014, heavy equipment industry sales were down 13% and light equipment industry sales were up 3% compared to the prior year. For both heavy and light equipment, the industry saw continued softening of demand in LATAM and APAC, which was partially offset by recovering markets in NAFTA and EMEA.

Construction Equipment’s worldwide market share performance was flat overall for light equipment, with heavy equipment market share increasing in all regions, especially NAFTA and LATAM.

Production levels were 9% above retail sales, as industry demand continues to recover.

Construction Equipment reported operating profit of $39 million compared to an operating loss of $31 million for Q3 2013, with an operating margin of 4.6%, as a result of pricing strength in NAFTA, LATAM and APAC, positive volume and mix in all regions and continued containment actions in SG&A and research and development (“R&D”) expenses as a result of the realization of the Company’s brand re-alignment initiatives and global excavators strategy.

Commercial Vehicles

COMMERCIAL VEHICLES
Net sales & Operating profit/(loss) ($ million)
YTD (01.01 to 09.30)				3rd Quarter
2014	2013	Change		2014	2013	Change
7,534	7,727	-2.5%	Net sales	2,522	2,688	-6.2%
(71)	(24)	-47	Operating profit/(loss)	20	15	5
(0.9)	(0.3)	-0.6 p.p.	Operating margin (%)	0.8	0.6	0.2 p.p.

Net sales for Commercial Vehicles were $2,522 million, a decrease of 6.2% compared to Q3 2013. Increased net sales in EMEA driven by light and heavy vehicles, despite lower deliveries in the bus business due to the transition to Euro VI applications, were more than offset by a significant decrease in LATAM (-29%), as a result of continued overall weak economic conditions. Production adjustments in LATAM continued during the quarter to allow for dealer inventories to be aligned to market demand. The geographic distribution of net sales for the period was 72% EMEA, 19% LATAM and 9% APAC.

2014 THIRD QUARTER RESULTS

Commercial Vehicles delivered a total of 28,897 vehicles (including buses and specialty vehicles), representing an 8.2% decrease from Q3 2013. Volumes were higher in the light segment (+2.6%) as a result of the launch of the new Daily, while volumes declined in the heavy (-10.3%) and medium (-29.6%) segments driven by weak trading conditions in LATAM and pre-Euro VI demand in H2 2013 in EMEA. Commercial Vehicles deliveries increased 7.7% in EMEA, while APAC was down 14% and LATAM 45% (with Brazil down approximately 48% and Argentina down approximately 36%).

The European truck market (GVW ≥3.5 tons) grew by 4.3% compared to Q3 2013 to approximately 158,400 units. Light vehicles (GVW 3.5-6 tons) increased by 11.1%, while medium vehicles market (GVW 6.1-15.9 tons) and heavy vehicles market (GVW >16 tons) decreased by 15.2% and 1.8%, respectively.

The Company’s market share in the European truck market (GVW ≥3.5 tons) is estimated to be 10.2%, a decrease of 0.5 p.p. In the light segment, the share is estimated to be 10.0% (down 1.0 p.p.), mainly due to the transition to the new Daily, launched in June and the first results of which appeared in the registrations of September. In the medium segment, the Company’s market share increased by 2.2 p.p. to 26.6% and in the heavy segment was up 0.2 p.p. to 7.1%.

In LATAM, new truck registrations (GVW ≥3.5 tons), at 47,200 units, were down 22.5% compared to Q3 2013. The largest decrease was registered in Venezuela, down 79.5%, while Argentina was down 33.6% and Brazil decreased by 15.0%.

The Company’s share of the LATAM market (GVW ≥3.5 tons) was down 1.4 p.p. from Q3 2013 to 9.8%. Market share increased by 1.0 p.p. and 0.5 p.p. respectively in light and medium segments, while market share declined 2.9 p.p. in the heavy segment.

In APAC, registrations decreased by 7.6% and market share was down 0.2 p.p. compared to Q3 2013.

In EMEA, dealer inventories of new vehicles remained stable compared to year-end 2013, representing coverage of approximately three months of expected retail activity.

Commercial Vehicles closed the third quarter with an operating profit of $20 million compared to an operating profit of $15 million for Q3 2013. Positive volume in EMEA, primarily in light and heavy trucks, favorable pricing exceeding product content cost increase, savings on R&D expenses, and lower SG&A expenses, were partially offset by losses in LATAM, including negative fixed-cost absorption in manufacturing plants, due to continued depressed markets across the region and inventories realignment actions, particularly in Brazil.

2014 THIRD QUARTER RESULTS

Powertrain

POWERTRAIN
Net sales & Operating profit/(loss) ($ million)
YTD (01.01 to 09.30)				3rd Quarter
2014	2013	Change		2014	2013	Change
3,476	3,081	12.8%	Net sales	1,025	1,007	1.8%
157	118	39	Operating profit	59	50	9
4.5	3.8	0.7 p.p.	Operating margin (%)	5.8	5.0	0.8 p.p.

Net sales for Powertrain were $1,025 million in the third quarter, an increase of 1.8% compared to Q3 2013, primarily attributable to higher volumes. Sales to external customers accounted for 39% of total net sales (33% in the same period in 2013).

During the quarter, Powertrain sold a total of 133,304 engines, an increase of 3.2% compared to Q3 2013. By major customer, 25% of engines were supplied to Agricultural Equipment, 25% to Commercial Vehicles, 5% to Construction Equipment and the remaining 45% to external customers (units sold to third parties were up 20% compared to Q3 2013). Additionally, Powertrain delivered 14,112 transmissions and 37,514 axles, an increase of 8% and 9%, respectively, compared to the same period in 2013.

Powertrain closed the third quarter with an operating profit of $59 million, up $9 million from the same period in 2013, with an operating margin of 5.8% (5.0% for Q3 2013). The improvement was mainly due to the increase in volumes and related industrial efficiencies.

Financial Services

FINANCIAL SERVICES
Revenues & Net income ($ million)
YTD (01.01 to 09.30)						3rd Quarter
2014	2013	Change		2014	2013	Change
1,363	1,247	9.3%	Revenues	455	416	9.4%
266	220	46	Net income	75	65	10

Financial Services reported third quarter revenues of $455 million, an increase of 9.4% compared to Q3 2013, primarily driven by the increase in the average value of the portfolio.

Financial Services reported net income of $75 million, up $10 million over the same period in 2013, mainly due to higher average portfolio value and lower income taxes, partially offset by higher provisions for credit losses.

Retail loan originations in the quarter were $2.8 billion, flat compared to Q3 2013. The managed portfolio (including joint ventures) of $28.1 billion (of which retail was 64% and wholesale 36%) was down $1.0 billion compared to June 30, 2014, flat excluding currency impact.

2014 THIRD QUARTER RESULTS

FINANCIAL RESULTS UNDER IFRS (*)

(*)

Refer to the Non-GAAP Financial Information section of this press release for information regarding Non-GAAP financial measures. Prior period results prepared in euro have been consistently recast into U.S. dollar.

CNH INDUSTRIAL Summary Income Statement under IFRS ($ million)
YTD (01.01 to 09.30)				3rd Quarter
2014	2013	Change		2014	2013	Change
24,469	24,816	-1.4%	Consolidated net revenues	7,817	8,236	-5.1%
1,881	2,040	-159	Consolidated trading profit	570	674	-104
7.7	8.2	-0.5 p.p	Trading margin (%)	7.3	8.2	-0.9 p.p
1,224	1,590	-366	Profit before taxes	326	533	-207
783	984	-201	Profit	234	329	-95
789	811	-22	Profit attributable to CNH Industrial N.V.	245	273	-28
0.58	0.66	-0.08	Basic EPS ($)	0.18	0.22	-0.04
0.58	0.66	-0.08	Diluted EPS ($)	0.18	0.22	-0.04

On an IFRS basis, CNH Industrial posted net revenues of $7,817 million for the third quarter of 2014, a decrease of 5.1% from the same quarter in 2013.

Consolidated trading profit was $570 million for the third quarter, down $104 million or 15.4% from Q3 2013. Trading margin for the third quarter decreased 0.9 p.p. to 7.3%. Agricultural Equipment trading profit was $398 million ($545 million in Q3 2013), with a trading margin of 10.9% (13.2% for Q3 2013). Construction Equipment reported a trading profit of $29 million (trading loss of $40 million in Q3 2013) with a trading margin of 3.4%. Commercial Vehicles closed the third quarter with a trading profit of $2 million (trading profit of $25 million for Q3 2013, with a trading margin of 0.9%). Powertrain reported a trading profit of $52 million, compared to $47 million for Q3 2013, with a trading margin of 5.1% (4.7% for Q3 2013). Financial Services trading profit was $117 million ($115 million in the same period in 2013).

Profit before taxes totaled $326 million ($533 million for Q3 2013), down $207 million. The decline was mainly due to the $104 million reduction in trading profit, the $50 million increase in net unusual expenses mainly associated with higher restructuring costs, as part of the Efficiency Program announced in July 2014, and increased net financial expenses. The increase of $40 million in net financial expenses is attributable to higher average net industrial debt, higher foreign exchange losses, which included an $8 million pre-tax charge for the re-measurement of Venezuelan assets, partially offset by more favorable interest rates. Results from investments declined by $13 million to $12 million, due to reduced results from APAC joint ventures.

Income taxes for the third quarter totaled $92 million ($204 million for Q3 2013), representing an effective tax rate of 28.2% for the quarter. The decrease from the 38.3% Q3 2013 effective tax rate is mainly due to recognizing deferred tax assets in certain jurisdictions. The Company’s 2014 forecast effective tax rate on an IFRS-basis is still expected to be in the range of 36% to 40%.

Consolidated net profit was $234 million, or $0.18 per share, compared to $329 million, or $0.22 per share for Q3 2013.

Net industrial debt of $4.1 billion at September 30, 2014 was $0.3 billion higher than at June 30, 2014.

2014 THIRD QUARTER RESULTS

CNH INDUSTRIAL
Revenues by Segment under IFRS ($ million)
YTD (01.01 to 09.30)				3rd Quarter
2014	2013	% change		2014	2013	% change
11,801	12,621	-6.5	Agricultural Equipment	3,659	4,138	-11.6
2,546	2,426	4.9	Construction Equipment	841	733	14.7
7,675	7,846	-2.2	Commercial Vehicles	2,565	2,723	-5.8
3,484	3,090	12.8	Powertrain	1,027	1,010	1.7
(2,177)	(2,190)	-	Eliminations and other	(644)	(694)	-
23,329	23,793	-2.0	Total Industrial Activities	7,448	7,910	-5.8
1,541	1,427	8.0	Financial Services	504	462	9.1
(401)	(404)	-	Eliminations and other	(135)	(136)	-
24,469	24,816	-1.4	Total	7,817	8,236	-5.1

CNH INDUSTRIAL
Trading profit/(loss) by Segment under IFRS ($ million)
YTD (01.01 to 09.30)						3rd Quarter
2014	2013	Change		2014	2013	Change
1,451	1,618	-167	Agricultural Equipment	398	545	-147
64	(56)	120	Construction Equipment	29	(40)	69
(111)	10	-121	Commercial Vehicles	2	25	-23
147	115	32	Powertrain	52	47	5
(63)	(41)	-22	Eliminations and other	(28)	(18)	-10
1,488	1,646	-158	Total Industrial Activities	453	559	-106
393	394	-1	Financial Services	117	115	2
-	-	-	Eliminations and other	-	-	-
1,881	2,040	-159	Total	570	674	-104

CNH INDUSTRIAL Key Balance Sheet data under IFRS ($ million)
	09.30.2014	06.30.2014	12.31.2013
Total assets	56,366	58,139	56,462
Total equity	7,902	7,905	7,662
Equity attributable to CNH Industrial N.V.	7,859	7,846	7,591
Net debt	(25,599)	(26,052)	(23,290)
Of which Net industrial debt	(4,109)	(3,804)	(2,195)

2014 THIRD QUARTER RESULTS

The following table reconciles Net income under U.S. GAAP to Profit under IFRS:

CNH Industrial
Net income reconciliation ($ million)
YTD (01.01 to 09.30)			3rd Quarter
2014	2013		2014	2013
621	774	Net income under U.S. GAAP	162	275
		Adjustments to conform with IFRS:
181	240	Development costs, net of amortization	39	75
6	6	Goodwill and other intangible assets	2	2
12	12	Defined benefit plans	4	4
(18)	5	Restructuring provisions	5	(5)
14	12	Other adjustments	7	-
(97)	(106)	Tax impact on adjustments	(51)	(38)
64	41	Deferred tax assets and tax contingencies recognition	66	16
162	210	Total adjustments	72	54
783	984	Profit under IFRS	234	329

2014 IFRS Guidance

CNH Industrial is confirming its 2014 IFRS guidance, consistent with the 5-year plan financial projections presented at the Investor Day on May 8th, as follows:

•	Consolidated revenues at approximately $34 billion;

•	Consolidated trading profit between $2.6 billion and $2.7 billion;

•	Net industrial debt between $2.2 billion and $2.1 billion at the end of 2014;

•	Consolidated net income before restructuring between $1.1 billion and $1.2 billion.

Sergio Marchionne	Richard Tobin

Chairman	Chief Executive Officer

2014 THIRD QUARTER RESULTS

Appendix - New product announcements during the quarter

Agricultural Equipment

Case IH

•

At the brand press event in France in July and at the Farm Progress Show held in Iowa in August, Case IH launched the Magnum Rowtrac tractor which pairs a proven Case IH oscillating rear-track system with front tire options to fit virtually any row width. The new tractor’s distinctive design makes it ideal for farming high-value specialty crops in wet conditions. At the same time the new 2015 lineup of Farmall® tractors and hay and forage tools were unveiled, expanding the Case IH offering for the livestock sector. Case IH also launched a new farm management system called AFS Connect 2.0 that uses advanced telematics technology to help producers effectively monitor and manage their operations. Additionally, at the Farm Progress Show, Case IH introduced a number of yield-boosting designs and options for both new and used planters to help producers get the most out of every acre. The five new options make up the new Case IH Precision Planting line-up and offer advantages in everything from seed placement accuracy to residue management.

•

In July, the Case IH Puma 210 tractor was recognized with the “Market Leading Award” within China’s Annual Ag Machinery Top 50 Awards. These awards are handled by China Association of Agricultural Machinery Manufacturers (CAAMM), Chinese Society for Ag Machinery (CSAM) and Farm Machinery magazine.

•

For the first time in Australia, Case IH is offering its innovative Magnum tractor in a mid-size frame, with the launch of the Magnum 200, 220 and 240 models. These heavy tractors are ideally suited to mid-size tillage and farming applications, but they are also versatile and adaptable for a wide range of uses.

•

In Brazil, for the second year in a row, Case IH was recognized as one of the top two most desired brands by the National Federation of Motor Vehicles (FENABRAVE) in the Tractor and Farm Machinery category following the results of their annual dealer survey.

New Holland Agriculture

•

In July, the all-new CR combine harvester range was introduced in EMEA together with the upgraded CX5000 and CX6000 Elevation combine models and the Roll-Belt ActiveSweep™ balers, designed to preserve long unbroken crops and gentle handling for traditional hay and straw operations.

•

In August, the CR10.90 harvester broke the GUINNESS WORLD RECORDS™ title for the most wheat harvested within eight hours by a combine, harvesting 797.656 tonnes. This model has up to 15% higher productivity than the brand’s previously highest capacity model.

•

In August, at the Farm Progress show, New Holland celebrated the 50th anniversary of its windrower technology with the launch of the new Speedrower® equipped with the proven ECOBlue™ Tier 4B engine and the industry-leading QuickMax™ knife-change system. The brand also introduced the new Genesis® T8 SmartTrax™ Tier 4B that matches the overall versatility of a wheeled tractor with the high traction and flotation of rubber tracks ensuring minimum soil disturbance.

•

In NAFTA and EMEA, New Holland Agriculture launched PLM® Connect telematics that allows farmers to receive real-time information on every machine working in their fields and improve productivity and efficiency.

2014 THIRD QUARTER RESULTS

•

In Brazil, the brand was honored with the “Tractor of the Year” award for the T7.245 tractor as well as with the “Gold Trophy” for the CR6080 Twin Rotor combine by the Gerdau Melhores da Terra Awards 2014.

•	In APAC, the New Holland BC5070 small square baler received the “Application Contribution Award” within China’s Annual Ag Machinery Top 50 Awards.

•

In September, New Holland launched its new Excel 6010 tractor series at a few of the major Agri Fairs throughout India. This 60 hp tractor features a unique combination of technological innovations and international styling. At the Agri Fair in Punjab, New Holland was also awarded best stand at the fair.

*****

In July 2014, CNH Industrial inaugurated its new Agricultural Equipment manufacturing complex in Harbin, in Heilongjiang Province. With an investment of over $100 million, it is the largest agricultural equipment production plant in Northeast China. The Company plans to produce a complete line of products under the Case IH and New Holland Agriculture brands to support the Country’s agricultural needs, and the full cycle of corn, wheat, soybean and hay production. The new complex will manufacture planters, tractors, combine harvesters and corn pickers (as well as their headers), and balers and hay tools.

In September 2014, CNH Industrial subsidiary in India was honored with the prestigious “Industrial Excellence Award” 2014 by The Sugar Technologists Association of India (STAI). The award was bestowed for the Company’s contributions towards the development of the mechanization of sugarcane harvesting in the Indian sugar industry with its market leading Case IH equipment.

Construction Equipment

Case Construction Equipment

•

In September, Case Construction Equipment launched in Europe the new F Series range of compact wheel loaders that sets new standards of productivity, versatility, comfort, all with low cost of operation. The four model line-up, ranging from the 4.4 ton 21F to the 6.2 ton 321F, delivers consistently high levels of performance in every task with a powerful, highly efficient new hydraulic system. The low cab means the new compact wheel loaders move efficiently in every jobsite and are easy to transport.

•

Case Construction Equipment exhibited machines from the renowned range of highly productive wheel loaders and skid steer loaders, at the RWM exhibition, which took place in Birmingham (UK) in mid-September. The line-up included a 721FXR waste specification wheel loader and a 621FXT wheel loader, designed specifically for working within the waste and recycling management sectors, together with the versatile Tier 4 SV185 skid steer loader.

•

The new Case SiteWatch iPad app, launched globally in July, gives business owners and fleet managers deployment, maintenance and security information on their iPad. The app provides actionable information to help manage fleet maintenance, optimize machine performance/utilization, lower fuel consumption and idle time, and lower total cost of operation.

•

In August in North America, Case Construction Equipment launched a new equipment configurator at www.CaseCE.com/configure. The online tool allows customers to configure their optimal machine across all Case product categories and send the specs directly to their local dealer.

2014 THIRD QUARTER RESULTS

•

In North America, Case Construction Equipment’s M Series crawler dozers were named as one of the 2014 “Contractors’ Top 50 New Products”. The Contractors’ Top 50 list was compiled based on total reader inquiries from Equipment Today magazine as well as user engagement on ForConstructionPros.com over a 12-month period.

•

In North America, Case Construction Equipment introduced a new Case S Series Multi-fit Coupler. By using a coupler system, contractors can transform their hydraulic excavators into a multi-tool carrier capable of carrying out a number of tasks all while staying in the comfort of the cab. This genuine twin-locking coupler is a fully automatic, hydraulic quick coupler that is proven to be lighter and safer than existing products on the market.

New Holland Construction

•

In August, New Holland Construction increased its portfolio of products manufactured in Brazil, after the localization of the dozer model D140B in the brands facility in Contagem (MG). The D140B comes equipped with an engine developed by Powertrain, a common rail injection system. Equipped with a turbocharger and intercooler, the engine meets the certification standards of Tier 3 emissions.

•

In July, New Holland Construction globally launched its new FleetForce app for iPad, which enables fleet managers to run their fleet efficiently when they are in the field. The app delivers in-depth performance and productivity data to the iPad, helping them optimizing the units’ deployment and productivity, reducing maintenance costs and improving security.

•

In July, New Holland Construction received the certificate of new ISGE Benchmarking (Spontaneous General Satisfaction Index) for its product range and becoming the reference construction equipment manufacturer in Latin America for year 2014. The recognition was granted by the IBRC Institute, whose mission is to develop the relationship between companies and customers.

Commercial Vehicles

Trucks

•

In EMEA, Iveco participated at the 65th IAA Commercial Vehicles in Hanover, which is the sector’s most important international trade fair. Iveco displayed its complete vehicle range and showcased the patented High-Efficiency Selective Catalytic Reduction system (Hi-SCR), which significantly contributes to lowering the total cost of ownership. The stand also featured Iveco’s low environmental impact, alternative propulsion vehicles, including the new Daily electric, the new Daily CNG (Compressed Natural Gas) and the Stralis Natural Power Euro VI LNG (Liquefied Natural Gas). The highlight was the international debut of the new Daily, the third generation of Iveco’s light commercial vehicle, with the all-new 8-speed HI-MATIC automatic transmission. The new Daily has been available at dealerships across Europe since early June, and will be gradually introduced in APAC markets during 2015.

•

The new Daily was named “International Van of the Year 2015” during the IAA in Hanover. The annual award is conferred by a jury of 23 journalists from leading international commercial vehicle publications. The jury chooses the van that “has made the greatest contribution to the standards of efficiency and the sustainability of transport of goods by road with respect to environment and safety of people”.

2014 THIRD QUARTER RESULTS

•

Also presented at Hanover was the Iveco Vision, a concept commercial vehicle dedicated to sustainable mobility with a particular focus on environmental impact, alternative traction, driver assistance and comfort. This concept, which incorporates a number of innovative solutions, confirms Iveco’s continued commitment to the mobility of the future through research into advanced technological solutions and trends in future mobility. More than just a work tool, the Iveco Vision concept is also a business platform and a mobile management center.

•	The new Astra HD9 with a 560 hp Euro VI Cursor 13 engine was also presented on the international stage for the first time.

•	In the APAC region, Commercial Vehicles presented the new Stralis LNG at the Gazprom stand at Autotrans 2014 in Moscow in September.

•	In August, Iveco appointed its first dealer for imported vehicles in southwest China at a ceremony held in the Sichuan Province. Seven new Stralis trucks were ordered on the occasion.

•	In addition, Iveco officially kicked off retail activities in Taiwan which will be managed in partnership with a newly-appointed dealer.

Bus

•	In July, Iveco Bus won a significant contract for the supply of 300 Eurorider chassis in Egypt. The chassis will be manufactured at the Iveco Bus plant in Annonay, France.

•

Iveco Bus also won a major tender in Germany to supply up to 710 Crossway buses to DB FuhrparkService GmbH (a subsidiary of Deutsche Bahn), Germany’s largest bus transport company. Under the terms of the agreement, Iveco Bus is to deliver 400 Crossway and Crossway LE (Low Entry) buses to DB Regio Bus, with an option for an additional 310 vehicles to be delivered in 2017 and 2018. The agreement confirms Iveco Bus’s leadership in the European market and the proven reliability of the Crossway range.

Powertrain

•

In the third quarter, Powertrain signed a contract with a new customer, Xiamen King Long United Automotive Industry Co., Ltd. (King Long), one of the leading Chinese bus manufacturers, for the supply of Euro VI compliant Cursor 9 engines for a new 12-meter coach. Production of the engines began during the quarter.

•	New production launches included: F1A and F1C GBIV engines for Naveco, Cursor 16 Tier 4B engines for Case IH and New Holland Agriculture combines and 650 hp Cursor 9 marine engines for Caterpillar.

•	At the Cannes Yachting Festival in September, Powertrain showcased its S30 engine powering the innovative hybrid boat “KITE ALIKE”.

•	The Driveline plant in Turin was awarded the WCM program’s Silver Level certification, confirming Powertrain’s commitment to increasingly competitive and reliable production processes.

*****

2014 THIRD QUARTER RESULTS

In September, CNH Industrial was confirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe for the fourth consecutive year. The 2014 assessment resulted in a score of 87/100 for CNH Industrial, compared to an average of 50/100 for the participating companies in the Machinery and Electrical Equipment industry. All companies chosen for consideration in the indices are evaluated by RobecoSAM, investment specialists focused exclusively on Sustainability Investing. Inclusion in the prestigious DJSI family of indices is limited to companies judged as exemplary in terms of their economic, environmental and social performance. The Company’s position in DJSI reflects the significant results achieved in a number of areas that led to the highest score in the economic and environmental dimension.

About CNH Industrial

CNH Industrial N.V. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications. Present in all major markets worldwide, CNH Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on CNH Industrial and its businesses is available on the corporate website www.cnhindustrial.com.

Additional Information

Today, at 4:00 p.m. GMT, management will hold a conference call to present 2014 third quarter and first nine months results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’s ability to assess CNH Industrial financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

¡

Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

¡

Trading Profit under IFRS: Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling interests.

¡

Operating Profit under IFRS: Operating Profit under IFRS is computed starting from Trading Profit under IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

2014 THIRD QUARTER RESULTS

¡	Net income (loss) before restructuring and other exceptional items: it is defined as Net income (loss), less restructuring charges and exceptional items, after tax.

¡

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

¡	Working capital: it is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net.

¡

Constant Currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Forward-looking statements

Certain statements contained in this earnings release that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis and other similar financial risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2013, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that

2014 THIRD QUARTER RESULTS

are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

Contacts

Media Inquiries	Investor Relations

Richard Gadeselli	Federico Donati
Tel: +44 1268 292468	Tel: +39 011 00 62756

Maurizio Pignata	Noah Weiss
Tel: +39 011 00 72122	Tel: +1 630 887 3745

e-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended September 30, 2014 and 2013 and For The Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Three Months Ended September 30,		Nine Months Ended September 30,

($ million)	2014	2013	2014	2013

Revenues

Net sales	7,403	7,872	23,178	23,655

Finance and interest income	336	294	1,012	891

TOTAL REVENUES	7,739	8,166	24,190	24,546

Costs and Expenses

Cost of goods sold	5,998	6,352	18,797	19,117

Selling, general and administrative expenses	736	735	2,240	2,225

Research and development expenses	254	277	809	838

Restructuring expenses	56	3	98	32

Interest expense	327	290	976	863

Other, net	109	74	307	244

TOTAL COSTS AND EXPENSES	7,480	7,731	23,227	23,319

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	259	435	963	1,227

Income taxes	107	182	408	541

Equity in income of unconsolidated subsidiaries and affiliates	10	22	66	88

NET INCOME	162	275	621	774

Net income attributable to noncontrolling interests	(11)	52	(6)	157

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	173	223	627	617

(in $)

Earnings per share attributable to common shareholders

Basic	0.13	0.18	0.46	0.50

Diluted	0.13	0.18	0.46	0.50

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of September 30, 2014 and December 31, 2013

(Unaudited)

(U.S. GAAP)

($ million)	September 30, 2014	December 31, 2013

Cash and cash equivalents	4,615	5,567

Restricted cash	802	922

Trade receivables, net	1,187	1,362

Financing receivables, net	22,294	21,976

Inventories, net	8,479	7,410

Property, plant and equipment, net	6,905	7,090

Investments in unconsolidated subsidiaries and affiliates	626	645

Equipment under operating leases	1,350	1,059

Goodwill	2,487	2,504

Other intangible assets, net	746	810

Deferred tax assets	1,872	1,679

Derivative assets	165	261

Other assets	2,345	2,558

TOTAL ASSETS	53,873	53,843

Debt	30,833	29,866

Trade payables	6,130	7,369

Deferred tax liabilities	453	385

Pension, postretirement and other post-employment benefits	2,298	2,427

Derivative liabilities	240	94

Other liabilities	8,639	8,735

Total liabilities	48,593	48,876

Redeemable noncontrolling interest	14	12

Equity	5,266	4,955

TOTAL EQUITY AND LIABILITIES	53,873	53,843

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Nine Months Ended September 30,

($ million)	2014	2013

Operating activities:

Net income	621	774

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	556	511

Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	303	280

Loss from disposal of assets	4	(5)

Undistributed loss of unconsolidated subsidiaries	(5)	(6)

Other non-cash items	177	132

Changes in operating assets and liabilities:

Provisions	210	379

Deferred income taxes	(116)	(197)

Trade and financing receivables related to sales, net	(1,041)	(1,416)

Inventories, net	(1,571)	(1,824)

Trade payables	(861)	227

Other assets and liabilities	255	71

NET CASH USED IN OPERATING ACTIVITIES	(1,468)	(1,074)

Investing activities:

Net additions of retail receivables	(99)	(656)

Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	16	1

Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	391	334

Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(601)	(645)

Expenditures for assets under operating leases and assets sold under buy-back commitments	(1,240)	(891)

Other	451	151

NET CASH USED IN INVESTING ACTIVITIES	(1,082)	(1,706)

Financing activities:

Net increase in debt	2,267	1,700

Dividends paid	(381)	(365)

Other	15	(5)

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,901	1,330

Effect of foreign exchange rate changes on cash and cash equivalents	(303)	(33)

DECREASE IN CASH AND CASH EQUIVALENTS	(952)	(1,483)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,567	5,199

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,615	3,716

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended September 30, 2014 and 2013 and For The Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services

	Three Months Ended September 30,		Nine Months Ended September 30,		Three Months Ended September 30,		Nine Months Ended September 30,

($ million)	2014	2013	2014	2013	2014	2013	2014	2013

Revenues

Net sales	7,403	7,872	23,180	23,665	-	-	-	-

Finance and interest income	65	70	191	203	455	416	1,363	1,247

TOTAL REVENUES	7,468	7,942	23,371	23,868	455	416	1,363	1,247

Costs and Expenses

Cost of goods sold	5,998	6,352	18,799	19,127	-	-	-	-

Selling, general and administrative expenses	629	644	1,960	1,994	107	91	280	231

Research and development expenses	254	277	809	838	-	-	-	-

Restructuring expenses	56	3	98	32	-	-	-	-

Interest expense	211	192	630	571	180	164	530	491

Interest compensation to Financial Services	85	91	265	256	-	-	-	-

Other, net	92	63	239	179	52	46	161	169

TOTAL COSTS AND EXPENSES	7,325	7,622	22,800	22,997	339	301	971	891

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	143	320	571	871	116	115	392	356

Income taxes	61	130	267	398	46	52	141	143

Equity in income of unconsolidated subsidiaries and affiliates	4	18	52	77	6	4	14	11

Result from intersegment Investments	76	67	265	224	(1)	(2)	1	(4)

NET INCOME	162	275	621	774	75	65	266	220

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of September 30, 2014 and December 31, 2013

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

($ million)	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013

Cash and cash equivalents	3,750	4,010	865	1,557

Restricted cash	2	-	800	922

Trade receivables, net	1,151	1,338	84	88

Financing receivables, net	5,161	5,826	23,592	23,640

Inventories, net	8,384	7,314	95	96

Property, plant and equipment, net	6,902	7,085	3	5

Investments in unconsolidated subsidiaries and affiliates	3,114	3,049	137	129

Equipment under operating leases	23	34	1,327	1,025

Goodwill	2,325	2,340	162	164

Other intangible assets, net	725	796	21	14

Deferred tax assets	1,641	1,437	231	242

Derivative assets	157	254	11	10

Other assets	1,794	1,884	844	1,040

TOTAL ASSETS	35,129	35,367	28,172	28,932

Debt	12,768	11,948	24,524	25,408

Trade payables	6,037	7,162	144	273

Deferred tax liabilities	285	225	168	160

Pension, postretirement and other post-employment benefits	2,278	2,419	20	8

Derivative liabilities	226	78	17	19

Other liabilities	8,255	8,568	674	531

Total liabilities	29,849	30,400	25,547	26,399

Redeemable noncontrolling interest	14	12	-	-

Equity	5,266	4,955	2,625	2,533

TOTAL EQUITY AND LIABILITIES	35,129	35,367	28,172	28,932

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services

	Nine Months Ended September 30,		Nine Months Ended September 30,

($ million)	2014	2013	2014	2013

Operating activities:

Net income	621	774	266	220

Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	552	508	4	3

Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	196	188	107	92

Loss (gain) from disposal of assets	-	(4)	4	(1)

Undistributed income (loss) of unconsolidated subsidiaries	(153)	18	(15)	-

Other non-cash items	56	57	121	75

Changes in operating assets and liabilities:

Provisions	203	357	7	22

Deferred income taxes	(124)	(188)	8	(9)

Trade and financing receivables related to sales, net	110	(23)	(1,138)	(1,405)

Inventories, net	(1,599)	(1,843)	28	19

Trade payables	(751)	233	(123)	2

Other assets and liabilities	(76)	69	331	6

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(965)	146	(400)	(976)

Investing activities:

Net additions of retail receivables	-	-	(99)	(656)

Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	16	1	-	-

Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	213	153	178	181

Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(588)	(644)	(13)	(1)

Expenditures for assets under operating leases and assets sold under buy-back commitments	(589)	(486)	(651)	(405)

Other	325	271	113	(131)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(623)	(705)	(472)	(1,012)

Financing activities:

Net increase in debt	1,942	(84)	325	1,784

Dividends paid	(381)	(365)	(103)	(244)

Other	15	(5)	13	11

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,576	(454)	235	1,551

Effect of foreign exchange rate changes on cash and cash equivalents	(248)	(9)	(55)	(24)

DECREASE IN CASH AND CASH EQUIVALENTS	(260)	(1,022)	(692)	(461)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,010	3,890	1,557	1,309

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,750	2,868	865	848

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

(U.S. GAAP)

Net Income and basic EPS before Restructuring and Exceptional Items ($ million, except per share data)
Nine Months Ended September 30,			Three Months Ended September 30,
2014	2013		2014	2013
621	774	Net income	162	275
88	31	Restructuring expenses, net of tax	52	2
64	25	Other exceptional items, net of tax	-	-
773	830	Net income before restructuring and other exceptional items	214	277
768	673	Net income before restructuring and other exceptional items attributable to CNH Industrial N.V.	214	225
1,354	1,223	Weighted average shares outstanding (million)	1,354	1,224
0.57	0.55	Basic EPS before restructuring and exceptional items ($)	0.16	0.18

Industrial Activities Cash Provided (Used) by Working Capital ($ million)
	Balance as of December 31, 2013	Effect of Foreign Currency Translation and Non-Cash Transactions	Balance as of September 30, 2014	Cash Provided (Used) by Working Capital
Trade and financing receivables related to sales, net	1,395	(58)	1,227	110
Inventories, net	7,314	(529)	8,384	(1,599)
Trade payables	7,162	(374)	6,037	(751)
Other assets and liabilities, net	(777)	(218)	(754)	(241)
Working capital	770	(431)	2,820	(2,481)

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1/1 – 9/30/2014		At December 31, 2013	1/1 – 9/30/2013
	Average	At September 30		Average	At September 30

Euro	0.738	0.795	0.725	0.759	0.740

Pound sterling	0.599	0.618	0.605	0.647	0.619

Swiss franc	0.899	0.959	0.890	0.935	0.905

Polish zloty	3.081	3.320	3.012	3.190	3.131

Brazilian real	2.290	2.449	2.362	2.120	2.251

Argentine peso	7.984	8.478	6.518	5.278	5.790

Turkish lira	2.165	2.287	2.147	1.867	2.037

CNH INDUSTRIAL N.V.

Consolidated Income Statement

For The Three Months Ended September 30, 2014 and 2013 and For The Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(IFRS)

($ million)	3rd Quarter 2014	3rd Quarter 2013 (*)	1/1 – 9/30 2014	1/1 – 9/30 2013 (*)

Net revenues	7,817	8,236	24,469	24,816

Cost of sales	6,322	6,631	19,760	19,954

Selling, general and administrative costs	672	690	2,110	2,143

Research and development costs	217	204	645	602

Other income/(expenses)	(36)	(37)	(73)	(77)

TRADING PROFIT/(LOSS)	570	674	1,881	2,040

Gains/(losses) on the disposal of investments	-	-	-	-

Restructuring costs	51	8	116	27

Other unusual income/(expenses)	(14)	(7)	(24)	(64)

OPERATING PROFIT/(LOSS)	505	659	1,741	1,949

Financial income/(expenses)	(191)	(151)	(585)	(453)

Result from investments:	12	25	68	94

Share of the profit/(loss) of investees accounted for using the equity method	12	25	68	93

Other income/(expenses) from investments	-	-	-	1

PROFIT/(LOSS) BEFORE TAXES	326	533	1,224	1,590

Income taxes	92	204	441	606

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	234	329	783	984

Profit/(loss) from discontinued operations	-	-	-	-

PROFIT/(LOSS) FOR THE PERIOD	234	329	783	984

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent	245	273	789	811

Non-controlling interests	(11)	56	(6)	173

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.18	0.22	0.58	0.66

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.18	0.22	0.58	0.66

(*) Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

This Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the EU Annual Report. This Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Consolidated Statement of Financial Position

As of September 30, 2014 and December 31, 2013

(Unaudited)

(IFRS)

($ million)	September 30, 2014	December 31, 2013 (*)

ASSETS

Intangible assets	5,964	6,046

Property, plant and equipment	6,792	6,967

Investments and other financial assets:	722	758

Investments accounted for using the equity method	653	674

Other investments and financial assets	69	84

Leased assets	1,350	1,059

Defined benefit plan assets	40	44

Deferred tax assets	1,790	1,672

Total Non-current assets	16,658	16,546

Inventories	8,594	7,536

Trade receivables	1,187	1,362

Receivables from financing activities	22,294	21,986

Current tax receivables	372	348

Other current assets	1,650	1,900

Current financial assets:	165	261

Current securities	-	-

Other financial assets	165	261

Cash and cash equivalents	5,417	6,489

Total Current assets	39,679	39,882

Assets held for sale	29	34

TOTAL ASSETS	56,366	56,462

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent	7,859	7,591

Non-controlling interests	43	71

Total Equity	7,902	7,662

Provisions:	6,430	6,528

Employee benefits	2,547	2,713

Other provisions	3,883	3,815

Debt:	30,941	29,946

Asset-backed financing	13,781	14,727

Other debt	17,160	15,219

Other financial liabilities	240	94

Trade payables	6,130	7,369

Current tax payables	332	418

Deferred tax liabilities	309	302

Other current liabilities	4,082	4,143

Liabilities held for sale	-	-

Total Liabilities	48,464	48,800

TOTAL EQUITY AND LIABILITIES	56,366	56,462

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

This Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the EU Annual Report. This Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Consolidated Statement of Cash Flows

For The Nine Months Ended September 30, 2014 and 2013

(Unaudited)

(IFRS)

($ million)	1/1 – 9/30/2014	1/1 – 9/30/2013 (*)

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,489	6,084

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:

Profit/(loss) for the period	783	984

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	861	733

(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments)	-	1

Other non-cash items	86	16

Dividends received	61	81

Change in provisions	190	181

Change in deferred income taxes	(127)	(149)

Change in items due to buy-back commitments (a)	85	54

Change in operating lease items (b)	(334)	(111)

Change in working capital	(2,310)	(1,460)

TOTAL	(705)	330

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(1,086)	(1,114)

Consolidated subsidiaries and other equity investments	(5)	(114)

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back)	16	1

Net change in receivables from financing activities	(1,148)	(1,938)

Change in current securities	-	5

Other changes	264	(19)

TOTAL	(1,959)	(3,179)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued	2,801	600

Repayment of bonds	-	(1,000)

Issuance of other medium-term borrowings (net of repayments)	453	300

Net change in other financial payables and other financial assets/liabilities	(982)	1,771

Capital increase	15	-

Dividends paid	(381)	(365)

(Purchase)/sale of ownership interests in subsidiaries	-	(5)

TOTAL	1,906	1,301

Translation exchange differences	(314)	(53)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,072)	(1,601)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,417	4,483

(*)	Amounts recast in order to reflect the change in presentation currency from Euro to U.S. dollar.

(a)

The cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(b)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

This Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2013 included in the EU Annual Report. This Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.